 UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69924P102

(CUSIP Number)

Robert A. Grauman, Esq.

 Baker & McKenzie LLP

1114 Avenue of the Americas

New York NY 10036

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
	7.	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With
-0-
	8.	Shared Voting Power

24,444,234
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

24,444,234
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

24,444,234
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)

15.7%
14.	Type of Reporting Person

CO

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CUSIP No. 69924P102

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization

CANADA
	7.	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With
-0-
	8.	Shared Voting Power

24,444,234
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

24,444,234
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

24,444,234
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)

15.7%
14.	Type of Reporting Person

IN

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The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009, Amendment No. 2 dated and filed July 21, 2009, Amendment No. 3 dated and filed August 6, 2009, Amendment No. 4 dated and filed August 6, 2009, by Amendment No. 5 dated and filed September 23, 2009, Amendment No. 6 dated and filed October 19, 2009, Amendment No. 7 dated and filed June 23, 2010, Amendment No. 8 dated June 30, 2010, Amendment No. 9 dated December 22, 2010, Amendment No. 10 dated and filed January 11, 2011 and Amendment No. 11 dated and filed April 3, 2012 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 12. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended by the addition of the following information regarding the officers and directors of FCMI:

On the date of this Schedule 13D (Amendment No. 12), the sole directors of FCMI are Mr. Friedberg and Mr. Dan Scheiner, and the sole officers of FCMI are Mr. Friedberg and Mr. Scheiner, who is Vice Preseident of FCMI. For information regarding Mr. Friedberg, see Item 2 of the Filing Parties’ Schedule 13D, as originally filed on March 23, 2009. Mr. Scheiner is a Canadian citizen. His principal occupation is as counsel to Freidberg Mercantile Group (“FMG”), a Canadian broker-dealer and part of the Friedberg group of companies. FMG’s principal business office is at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. During the last five years, Mr. Scheiner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was he a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

The total consideration paid by FCMI for the 7,700,000 Common Shares purchased upon exercise of the Warrants described in Item 4 was CDN$ 8,085,000.00. FCMI acquired the funds used for such purchase from its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information:

On March 12, 2013, FCMI exercised 7,700,000 Warrants and acquired 7,700,000 additional Common Shares (the “Warrant Shares”) of the Issuer. The exercise price of the Warrants was CDN$ 1.05 per Common Share. The Warrants exercised by FCMI on March 12, 2013 constituted all of the Warrants owned by FCMI.

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In connection with its exercise of the Warrants, FCMI completed a Subscription Form in which FCMI made certain representations and warranties as to its non-U.S. status to support the Issuer’s offer and sale of the Warrant Shares to FCMI without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”) in an “offshore transaction” within the meaning of Regulation S under the 1933 Act, as well as representations and warranties with respect to certain Canadian securities law matters. The Warrants provide that the Warrant Shares may not be traded until four months and one day after the closing of the purchase and that certificates evidencing the Warrant Shares would bear a legend noting such restriction, which would prevent delivery of such shares from being “good delivery” in settlement of transactions in the Common Shares on the Toronto Stock Exchange. The Warrant Shares will also bear a restrictive legend noting that the Warrant Shares were issued without registration under the 1933 Act. The Warrant Shares are “Registrable Shares” as defined in the Registration Rights Agreement dated March 19, 2009 between FCMI and the Issuer. For additional information regarding the Registration Rights Agreement, see Item 4 of the Filing Persons’ Schedule 13D as originally filed.

FCMI acquired the Warrant Shares for investment and in the ordinary course of business, based on its evaluation of the Issuer’s business and prospects and the Common Shares, taking into account the amount by which the current market price for the Common Shares exceeds the exercise price of the Warrants, and to provide additional working capital to the Issuer.

Future actions by the Filing Persons with respect to their investment in the Issuer will be determined by reference to the factors and considerations described in Item 4 of this Statement as originally filed. Except as described herein, the Filing Persons do not have any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended by the addition of the following information:

On March 12, 2013, FCMI exercised 7,700,000 Warrants and acquired 7,700,000 Common Shares in a private transaction directly with the Issuer. The total consideration paid by FCMI upon exercise of the Warrants was CDN$ 8,085,000.00 (approximately US$US$ 8,305,000.00 on the date of exercise of the Warrants).

The final paragraph of Item 5 of the Statement is amended and restated to read in its entirely as set forth below:

On the date of this Schedule 13D (Amendment No. 12), and after giving effect to the transactions reported herein, FCMI is the beneficial owner of 24,444,234 Common Shares, constituting approximately 15.7 % of the Issuer’s Common Shares. Such percentage beneficial ownership has been determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act, based on 155,288,684 Common Shares outstanding. Common Shares outstanding was computed by adding the 7,700,000 Warrant Shares issued to FCMI to 147,588,684 Common Shares outstanding on February 1, 2013, as reported by the Issuer on the cover page of its Form 10-Q for the quarter ended December 31, 2012, filed on February 6, 2013. All such 24,444,244 Common Shares are presently issued and outstanding and owned by FCMI. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the ultimate beneficial owner of all of the Common Shares beneficially owned by FCMI. Except for Mr. Friedberg’s beneficial ownership of the Common Shares owned by FCMI, none of the directors or officers of FCMI beneficially owns any Common Shares. Except as reported in this Schedule 13D (Amendment No. 12), neither FCMI nor any of its officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D (Amendment No. 12).

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2013

FCMI FINANCIAL CORPORATION

By:	/s/ Dan Scheiner
Name:	Dan Scheiner
Title:	Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg

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